                                                                                                                                                                   UNITED STATES
                                                                                                                                       SECURITIES AND EXCHANGE COMMISSION
                                                                                                                                                          Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

     Cheniere Energy, Inc.
                                                                                                                                                    (Name of Issuer)

         Common Stock
(Title of Class of Securities)

      16411R208
(CUSIP Number)

Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

               November 22, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 16411R208

1	NAME OF REPORTING PERSON Paulson & Co. Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,209,985
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,209,985
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,209,985
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 16411R208

1	NAME OF REPORTING PERSON Paulson Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100,181
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100,181
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,181
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 16411R208

1	NAME OF REPORTING PERSON Paulson Partners Enhanced, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 122,829
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 122,829
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 122,829
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 16411R208

1	NAME OF REPORTING PERSON Paulson International Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 283,448
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 283,448
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 283,448
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 16411R208

1	NAME OF REPORTING PERSON Paulson Advantage Select Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,386
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,386
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,386
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 16411R208

1	NAME OF REPORTING PERSON Paulson Advantage Master Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 717,444
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 717,444
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 717,444
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 16411R208

1	NAME OF REPORTING PERSON Paulson Advantage Plus Master Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,018,580
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,018,580
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,018,580
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 16411R208

1	NAME OF REPORTING PERSON Paulson Enhanced Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 765,194
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 765,194
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 765,194
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 16411R208

1	NAME OF REPORTING PERSON John Paulson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,209,985
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,209,985
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,209,985
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 1 is filed with respect to the shares of the common stock, $0.003 par value (the "Common Stock"), of Cheniere Energy, Inc, a Delaware corporation (“Issuer”), beneficially owned by the Reporting Persons (as defined below) as of November 24, 2010 and amends and supplements the Schedule 13D filed originally on October 27, 2008 (collectively, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

The names of the persons filing this statement on Schedule 13D (the "Reporting Persons") are:

•	Paulson & Co. Inc. (“Paulson & Co.”);
•	Paulson Partners L.P. (“Paulson Partners”);
•	Paulson Partners Enhanced, L.P. (“Enhanced L.P.”);
•	Paulson International Ltd. (“Paulson International”);
•	Paulson Advantage Select Ltd. (“Advantage Select Ltd.”);
•	Paulson Advantage Master Ltd. (“Advantage Master”);
•	Paulson Advantage Plus Master Ltd. (“Advantage Plus Master”);
•	Paulson Enhanced Ltd. (“Enhanced Ltd.”); and
•	John Paulson

Item 2.  Identity and Background

(b).         RESIDENCE OR BUSINESS ADDRESS

Paulson & Co., Paulson Partners, Enhanced L.P. and John Paulson each have a business address at 1251 Avenue of the Americas, New York, New York  10020.

Paulson International, Advantage Select Ltd., Advantage Master, Advantage Plus Master and Enhanced Ltd. each have a business address at Ugland House, PO Box 309, Grand Cayman, KY1-1104, Cayman Islands.

Item 3.  Source and Amount of Funds or Other Consideration

The consideration for the purchase of the shares of Common Stock reported herein by the Reporting Persons was derived from available capital of the Funds managed by Paulson, and a total of approximately $26,817,675 was paid to acquire such shares.

Item 5.  Interest in Securities of the Issuer

(a-b) Collectively, the Reporting Persons beneficially own 4,209,985 shares of Common Stock representing 7.3% of the outstanding shares of Common Stock.

       I. Paulson Partners
           (a) Amount beneficially owned: 100,181
           (b) Percent of class: 0.2%

            (c) Number of Common Shares as to which Paulson Partners has:

(i) Sole power to vote or direct the vote: 0
 (ii) Shared power to vote or direct the vote: 100,181 (See Note 1.)
 (iii) Sole power to dispose or direct the disposition: 0
 (iv) Shared power to dispose or direct the disposition: 100,181 (See Note 1.)

II. Enhanced L.P.
   (a) Amount beneficially owned: 122,829
           (b) Percent of class: 0.2%
           (c) Number of Common Shares as to which Enhanced L.P. has:

(i) Sole power to vote or direct the vote: 0
 (ii) Shared power to vote or direct the vote: 122,829 (See Note 1.)
 (iii) Sole power to dispose or direct the disposition: 0
 (iv) Shared power to dispose or direct the disposition: 122,829 (See Note 1.)

III. Paulson International
   (a) Amount beneficially owned: 283,448
           (b) Percent of class: 0.5%
           (c) Number of Common Shares as to which Paulson International has:

(i) Sole power to vote or direct the vote: 0
 (ii) Shared power to vote or direct the vote: 283,448 (See Note 1.)
 (iii) Sole power to dispose or direct the disposition: 0
 (iv) Shared power to dispose or direct the disposition: 283,448 (See Note 1.)

IV. Advantage Select Ltd.
   (a) Amount beneficially owned: 12,386
           (b) Percent of class: Less than 0.1%
           (c) Number of Common Shares as to which Advantage Select Ltd. has:

(i) Sole power to vote or direct the vote: 0
 (ii) Shared power to vote or direct the vote: 12,386 (See Note 1.)
 (iii) Sole power to dispose or direct the disposition: 0
 (iv) Shared power to dispose or direct the disposition: 12,386 (See Note 1.)

V. Advantage Master
   (a) Amount beneficially owned: 717,444
           (b) Percent of class: 1.2%
           (c) Number of Common Shares as to which Advantage Master has:

(i) Sole power to vote or direct the vote: 0
 (ii) Shared power to vote or direct the vote: 717,444 (See Note 1.)
 (iii) Sole power to dispose or direct the disposition: 0

                            (iv) Shared power to dispose or direct the disposition: 717,444 (See Note 1.)

VI. Advantage Plus Master
   (a) Amount beneficially owned: 2,018,580
           (b) Percent of class: 3.5%
           (c) Number of Common Shares as to which Advantage Plus Master has:

(i) Sole power to vote or direct the vote: 0
 (ii) Shared power to vote or direct the vote: 2,018,580 (See Note 1.)
 (iii) Sole power to dispose or direct the disposition: 0
 (iv) Shared power to dispose or direct the disposition: 2,018,580 (See Note 1.)

VII. Enhanced Ltd.
   (a) Amount beneficially owned: 765,194
           (b) Percent of class: 1.3%
           (c) Number of Common Shares as to which Enhanced Ltd. has:

(i) Sole power to vote or direct the vote: 0
 (ii) Shared power to vote or direct the vote: 765,194 (See Note 1.)
 (iii) Sole power to dispose or direct the disposition: 0
 (iv) Shared power to dispose or direct the disposition: 765,194 (See Note 1.)

VIII. Paulson’s Separately Managed Accounts
   (a) Amount beneficially owned: 189,923
           (b) Percent of class: 0.3%
           (c) Number of Common Shares as to which the Separately Managed Accounts hold:

(i) Sole power to vote or direct the vote: 0
 (ii) Shared power to vote or direct the vote: 189,923 (See Note 1.)
 (iii) Sole power to dispose or direct the disposition: 0
 (iv) Shared power to dispose or direct the disposition: 189,923 (See Note 1.)

Note 1:  Each of Paulson Partners, Enhanced L.P., Paulson International, Advantage Select Ltd., Advantage Master, Advantage Plus Master, Enhanced Ltd. and the Separately Managed Accounts may be deemed to have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the shares of Common Stock reported in this Schedule 13D with Paulson & Co. and John Paulson.

(c).  A list of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days is attached as Appendix I.

Item 7.  Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Appendix I: List of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days.

Appendix II: Joint Filing Agreement (previously filed)

Appendix III: Instruction C Person Information (previously filed)

Appendix IV : Power of Attorney

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 26, 2010

PAULSON & CO. INC.

By:  /s/ Stuart L. Merzer
Name:  Stuart L. Merzer
Title:   General Counsel &
            Chief Compliance Officer

PAULSON PARTNERS L.P.
By: Paulson Advisers LLC, general partner
By: Paulson & Co. Inc., managing member

By:  /s/ Stuart L. Merzer
Name:  Stuart L. Merzer
Title:   General Counsel &
            Chief Compliance Officer

PAULSON ENHANCED L.P.
By: Paulson Advisers LLC, general partner
By: Paulson & Co. Inc., managing member

By:  /s/ Stuart L. Merzer
Name:  Stuart L. Merzer
Title:   General Counsel &
            Chief Compliance Officer

PAULSON INTERNATIONAL LTD.
By: Paulson & Co. Inc., as Investment Manager

By:  /s/ Stuart L. Merzer
Name:  Stuart L. Merzer
Title:   General Counsel &
            Chief Compliance Officer

PAULSON ADVANTAGE SELECT LTD.
By: Paulson & Co. Inc., as Investment Manager

By:  /s/ Stuart L. Merzer
Name:  Stuart L. Merzer
Title:   General Counsel &
            Chief Compliance Officer

PAULSON ADVANTAGE MASTER LTD.
By: Paulson & Co. Inc., as Investment Manager

By:  /s/ Stuart L. Merzer
Name:  Stuart L. Merzer
Title:   General Counsel &
            Chief Compliance Officer

PAULSON ADVANTAGE PLUS MASTER LTD.
By: Paulson & Co. Inc., as Investment Manager

By:  /s/ Stuart L. Merzer
Name:  Stuart L. Merzer
Title:   General Counsel &
            Chief Compliance Officer

PAULSON ENHANCED LTD.
By: Paulson & Co. Inc., as Investment Manager

By:  /s/ Stuart L. Merzer
Name:  Stuart L. Merzer
Title:   General Counsel &
            Chief Compliance Officer

/s/ Stuart L. Merzer
     Stuart L. Merzer, as Attorney-in-Fact
                 For John Paulson

APPENDIX I
TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS

Paulson effected the below transactions on the open market during the past 60 days for the Reporting Person identified in the table below.  No other transactions with respect to securities of the Issuer were effected by the Reporting Persons within the past sixty days.

Date	Fund	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of commissions)
11/22/10	2	(114,469)	$6.4809
11/22/10	1	(50,186)	$6.4809
11/22/10	3	(200,839)	$6.4809
11/22/10	7	(416,084)	$6.4809
11/22/10	8	(18,422)	$6.4809
11/22/10	2	(171,703)	$6.3208
11/22/10	1	(75,278)	$6.3208
11/22/10	3	(301,259)	$6.3208
11/22/10	7	(624,126)	$6.3208
11/22/10	8	(27,634)	$6.3208
11/23/10	2	(69,815)	$5.9805
11/23/10	1	(57,030)	$5.9805
11/23/10	3	(161,491)	$5.9805
11/23/10	7	(435,220)	$5.9805
11/23/10	8	(47,650)	$5.9805
11/24/10	2	(1,438)	$6.1700
11/24/10	1	(1,189)	$6.1700
11/24/10	3	(3,365)	$6.1700
11/24/10	7	(8,962)	$6.1700
11/24/10	8	(1,046)	$6.1700
11/24/10	2	(41,701)	$6.1051
11/24/10	1	(34,487)	$6.1051
11/24/10	3	(97,582)	$6.1051
11/24/10	7	(259,889)	$6.1051
11/24/10	8	(30,341)	$6.1051

1 = Paulson Partners L.P.
2 = Paulson Partners Enhanced, L.P.
3 = Paulson International Ltd.
4 = Paulson Advantage Select Ltd.
5 = Paulson Advantage Master Ltd.
6 = Paulson Advantage Plus Master Ltd.
7 = Paulson Enhanced Ltd.
8 = Separately Managed Accounts

APPENDIX IV
POWER OF ATTORNEY

The undersigned hereby makes, constitutes and appoints Stuart Merzer as the undersigned’s true and lawful authorized representative, attorney-in-fact and agent, with the power individually to execute for and on behalf of the undersigned and to file with and deliver to the United States Securities and Exchange Commission and any other authority or party required or entitled to receive the same: (a) any Forms 3, 4 and 5, and any amendments thereto, in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the rules promulgated thereunder; and (b) any Schedule 13D or Schedule 13G, and any amendments thereto, on behalf of the undersigned in accordance with Section 13 of the 1934 Act and the rules promulgated thereunder.

The undersigned also hereby grants to such attorney-in-fact the full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 16 or Section 13 of the 1934 Act or any other provision of the 1934 Act or the rules promulgated thereunder.

This Power of Attorney shall remain in full force and effect until earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of October 29, 2008.

/s/ John Paulson
John Paulson

ACKNOWLEDGEMENT IN NEW YORK STATE

STATE OF NEW YORK, COUNTY OF NEW YORK ss.:

On October 29, 2008, before me, the undersigned personally appeared, John Paulson, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.
/s/ Marsha Rojas
 (signature and office of individual taking acknowledgement)

[Notary Stamp and Seal]